Exhibit 3

Registrant	Assets	Amount of Single Insured Bond
Columbia ETF Trust I	$509,672,115.01	$900,000
Columbia ETF Trust II	$254,184,383.35	$750,000
Columbia Funds Series Trust	$23,512,625,991.12	$2,500,000
Columbia Funds Series Trust II	$57,434,385,190.96	$2,500,000
Columbia Funds Variable Series Trust II	$106,398,432,162.11	$2,500,000